CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07028002

SUPPL

Subject CSM nv, (SEC File No. 82-34886)

Date October 29, 2007

PROCESSED
NOV 1 9 2007
THOMSON
FINANCIAL

RECEIVED
NOV
200

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release October 15, 2007: CSM reports progress share buy-back program
- Press release October 15, 2007: CSM updates financial markets on PURAC business
- Press release October 16, 2007: CSM update on effect of raw material cost increases on bakery spplies
- Press release October 29, 2007: CSM reports progress share buy-back program

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Wol

Mariëtte Mantel
CSM nv

11/16

Registered, Amsterdam no 33006580

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

Diemen, the Netherlands, 15 October 2007 – CSM reports that in the past trading week it has repurchased 274,905 of its ordinary shares totalling EUR 6,863,164 at a weighted average price of EUR 24.9656 per share.

Since the start of the buy-back program on 17 September 2007, a total of 1,110,244 ordinary shares have now been repurchased at a weighted average price of EUR 24.1844 per share, totalling EUR 26,850,570.

The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of EUR 100 million.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM
Corporate Communications
P.O. Box 349
1000 AH Amsterdam
The Netherlands
Nienoord 13
1112 XE Diemen
T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM UPDATES FINANCIAL MARKETS ON PURAC BUSINESS

Diemen, the Netherlands, 15 October 2007 – CSM will present its views on the lactic acid market in a meeting with investors and financial analysts on 16 October 2007. During the meeting CSM and PURAC management will focus on the "Volume to Value" strategy to deliver profitable growth and shareholder value. CSM targets an increase in both return on sales and return on capital employed to 15-20% for PURAC by 2009.

At the investor meeting management will give an update on PURAC in general and on developments of the PURAC business units Food & Nutrition, Meat & Poultry and Chemicals & Pharma, their markets, and the competitive environment.

On 26 September of this year PURAC announced its new manufacturing footprint. PURAC is determined to further strengthen its global leadership position by concentrating the production of high quality lactic acid at low costs in Thailand, Brazil, and the US. Plans for driving cost leadership in lactic acid will be presented. Lactic acid market growth - driven by the rising demand for natural sustainable materials - will underpin expectations of compound volume growth of 8-10% in the coming years.

On 15 August of this year PURAC announced the introduction of new solutions for the bio-plastics industry. Market opportunities and product development activities in the field of PLA (Poly-Lactic Acid) will be highlighted.

The presentations at the investor meeting can be viewed on the CSM website (www.csm.nl) from 9.00 am CET on 16 October 2007. A web cast of the presentations will be available from 17 October 2007.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216/cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information

About PURAC

PURAC is global market leader in lactic acid, has 70 years of experience and owns a broad portfolio of patents. PURAC has state-of-the-art lactic acid plants located in areas with favourable carbohydrate feedstock. A new lactic acid plant in Thailand will be operational early 2008. PURAC is a CSM company with annual sales of € 295 million and a workforce of around 1000 employees. PURAC operates in Europe, North America, Brazil and Asia. For more information: www.purac.com.

About CSM

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM UPDATE ON EFFECT OF RAW MATERIAL COST INCREASES ON BAKERY SUPPLIES

Diemen, the Netherlands, 16 October 2007 – CSM estimates the impact of increasing raw material costs for Bakery Supplies to be approximately EUR 190 million, but expects to offset these costs by product price increases in 2007 and 2008 while staying focused on achieving the 2008 targets for Bakery Supplies.

At an investors meeting in Amsterdam today, Gerard Hoetmer, CEO of CSM said: "It is not our normal procedure to give market updates outside our normal reporting periods. However, given the unprecedented rise in the costs of many raw materials that we have seen over 2007, I want to take this opportunity to clarify the impact this has and will have on our business."

"We are increasing our product prices by 10-20% to offset the impact of higher input costs," Gerard Hoetmer continued. "These price increases are unprecedented but absolutely necessary. As we indicated during the presentation of our half year results, a lagging price increase effect cannot be avoided, impacting CSM adversely in 2007. We estimate that the 2007 results will be impacted by EUR 8 million (first half year: EUR 3 million)."

In 2006 CSM spent approximately EUR 1 billion on raw materials (excluding distribution and PURAC). Total cost increases compared to 2006 amount to approximately EUR 190 million. Centralized procurement has protected CSM so far from the full effect of the commodity price increases through hedging activities and savings of approximately EUR 10 million. Consequently most of the impact of higher raw material costs will have effect in 2008. It is expected that further savings of around EUR 10 million will be realized in 2008 to offset the impact on our results.

Gerard Hoetmer: "Although we do not expect any impact on our positive EBITA trend for Bakery Supplies in 2008, the developments will have an impact on our ROS ratio. An average 10% increase in raw material costs will lead to an increase in sales of 10% at a stable EBITA, thus artificially decreasing ROS by 10%. The ROCE targets are only impacted by increased working capital due to pricing. Nonetheless, we remain fully focused on our aim to achieve the financial targets for 2008 normalized for inflation in our selling prices. Our confidence is based on the fact that our markets are aware of the increase in raw material costs and the need to raise our product prices."

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information

About CSM

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America and Asia, generates annual sales of EUR 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

Diemen, the Netherlands, 22 October 2007 – CSM reports that in the past trading week it has repurchased 417,500 of its ordinary shares totalling EUR 10,146,359 at a weighted average price of EUR 24.3027 per share.

Since the start of the buy-back program on 17 September 2007, a total of 1,527,744 ordinary shares have now been repurchased at a weighted average price of EUR 24.2167 per share, totalling EUR 36,996,929.

The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of EUR 100 million.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

Diemen, the Netherlands, 29 October 2007 – CSM reports that in the past trading week it has repurchased 278,399 of its ordinary shares totalling EUR 6,641,430 at a weighted average price of EUR 23.8558 per share.

Since the start of the buy-back program on 17 September 2007, a total of 1,806,143 ordinary shares have now been repurchased at a weighted average price of EUR 24.1611 per share, totalling EUR 43,638,360.

The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of EUR 100 million.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

END